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Randgold Resources limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


For further information call:
(CEO) Mark Bristow  +44 779 775 2288
(CFO) Roger Williams  +44 779 771 9660


EXCEPTIONALLY HIGH GRADES PROPEL RANDGOLD RESOURCES TO RECORD PROFIT

London, 12 February 2003 - Recent geological results indicate the possibility of finding further high-grade areas within a high grade axis of the ore body at the Morila gold mine in Mali, joint-venture partner Randgold Resources said today. Exceptionally high grades mined there during the September and December quarters propelled Randgold Resources to record profits and production levels for the year 2002.

Last year's performance was based on the identification of a high-grade zone tending southwest to northeast and the mining of a particularly high-grade pod within this payshoot. "Geological analysis and modelling now indicate that there is a strong possibility of obtaining additional high grade areas within this high-grade axis. The mine is currently scheduling a further drilling programme to test this opportunity," the Company said.

Meanwhile, a continual process of optimisation is ensuring that the orebody will be exploited to its full extent. As part of this process, the mine is planning to increase its plant capacity during 2003 by increasing crushing capacity and installing four additional carbon-in-leach tanks. Improved control of mill feed size is expected to optimise mill throughput further, allowing the profitable treatment of previously uneconomic lower-grade tail ounces.


Issued on behalf of Randgold Resources Limited by du Plessis Associates.
dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266 5847 or
e-mail randgoldresources@dpapr.com


DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-



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looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.